Exhibit 99.1

Pacific Drilling Announces Second Half and Full Year 2011 Results

•	Successfully Executes IPO on NYSE

•	Records Initial Revenue as Operations Commence

•	Achieves Strong Operational Performance

LUXEMBOURG (March 26, 2012) — Pacific Drilling S.A. (NYSE: PACD) (NOTC: PDSA) today announced net income of $0.5 million or $0.00 per diluted share on revenue of $65.4 million for the six months ended December 31, 2011. In the comparable prior year period, net loss after adjusting for the divestiture of our joint venture with Transocean was $12.0 million or $0.08 per diluted share on no revenue. Including income from the joint venture, reported earnings for the six months ended December 31, 2010 were $21.3 million or $0.14 per diluted share.

For the year ended December 31, 2011, the net loss after adjusting for the excluded joint venture was $22.0 million or $0.11 per diluted share on revenue of $65.4 million. In the prior year period, after adjusting for the excluded joint venture, net loss was $20.1 million or $0.13 per diluted share on no revenue. For the year ended December 31, 2011, the reported net loss was $2.9 million or $0.01 per diluted share as compared with reported net income of $37.3 million or $0.25 per diluted share for the prior year period.

Christian J. Beckett, Chief Executive Officer, stated, “2011 was a defining year for Pacific Drilling, as we became a public company listed on the New York Stock Exchange. We are proud to cite a long list of achievements during our transition from rig construction to operations. We successfully took delivery of three more drillships, commenced drilling operations in Nigeria on two rigs, ordered two more drillships, increased our backlog to $2.1 billion through contracts with world-class integrated oil companies and continued to grow the Pacific Drilling team, onshore and offshore, to nearly 900 staff.”

Regarding the company’s progress in 2012, Mr. Beckett commented, “To date in 2012, we have started operations on our third rig, the Pacific Mistral, with Petrobras in Brazil, representing our entry into that growing market. The Pacific Santa Ana is en route to the U.S. Gulf of Mexico to begin drilling operations with Chevron as the world’s first Dual Gradient drillship. We are in advanced discussions with several parties interested in both the Pacific Khamsin and the Pacific Sharav, which are available in 2013, and we believe that the market for rigs delivered in 2013 and 2014 will continue to be very robust. Our recently exercised option for a seventh ultra-deepwater drillship provides further attractive market exposure with delivery scheduled for May 2014.”

Operational Commentary

During 2011, our company started drilling operations with the Pacific Bora and earned its first contract drilling revenue. Consequently, our financial results for the year ended December 31, 2011, included several items normal for start-up of operations. These items comprised primarily the expensing of shore-based and other operational support costs in advance of actual rig operations, legal and other professional fees incurred in connection with financing transactions, and specific issues related to engine performance on one of our delivered vessels.

Contract drilling revenue for the second half of 2011 was $65.4 million as compared to no drilling revenue in the prior year. Pacific Bora commenced drilling operations in Nigeria on August 26, 2011, with a subsidiary of Chevron. Through December 31, 2011, Pacific Bora achieved revenue efficiency of 93.2%. Revenue efficiency is defined as actual contractual dayrate revenue (excludes mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of contractual dayrate revenue that could have been earned during such period. The total 2011 contract drilling revenue included $8.6 million in recognition of deferred revenue for mobilization and contract preparation.

In the third quarter 2011, the Pacific Scirocco underwent repairs and upgrades to ensure engine reliability. The lost time was a covered event under Pacific Drilling’s loss of hire policy and resulted in $18.5 million in loss of hire insurance recovery recognized in 2011. In February 2012, the company received an additional $23.7 million in net loss of hire insurance recovery. Following the repairs and upgrades, Pacific Scirocco entered service in Nigeria on December 31, 2011, with a subsidiary of Total.

Financial Commentary

Chief Financial Officer William Restrepo commented, “Over the past year our financial position has strengthened considerably due to the visibility of the cash flow provided by our $2.1 billion backlog and by the approximately $1 billion in incremental financing raised since March of 2011, from both equity and debt capital markets. We have demonstrated to our shareholders the willingness to continue the disciplined growth of our fleet, by funding our capital projects with solid financing that reinforces the strength of our balance sheet.”

Our cash balances on December 31, 2011, stood at $484.2 million, including $377.0 million of restricted cash related essentially to our project financing facility and collateral for our bonds and lines of credit. We expect the restricted cash balances to decrease over time as we amortize the outstanding debt on our facility and we release most of our existing cash collateral. In February 2012, the company placed $300 million in senior unsecured bonds with international institutional investors to support the financing of our seventh rig and our working capital requirements.

During 2011, we invested $1,540 million in the expansion of the fleet and drew down $1,275 million on our Project Facilities Agreement, which was used to support the financing of our first four drillships. On December 31, 2011, our outstanding debt was $1,675 million.

On March 30, 2011, our predecessor company transferred its interest in Transocean Pacific Drilling Inc. (“TPDI”) to a subsidiary of the Quantum Pacific Group. Neither Pacific Drilling nor any of its subsidiaries currently own any interest in TPDI and, following the transfer, the results of operations of TPDI are no longer included in Pacific Drilling’s financial results.

2012 Guidance

We expect revenue efficiency to average between 90% and 93% for the coming year; however, this average annual revenue efficiency may fluctuate from quarter to quarter. We anticipate that direct rig operating costs, excluding amortization of deferred operating expenses, will range between $160,000 and $165,000 per day per rig, and shore-based and other operations support costs are expected to be an additional $12,000 to $14,000 dollars per day per rig. Selling, general and administrative expenses should range between $40 million and $45 million, including $2 million of legal and other professional fees related to our project facilities agreement. We expect depreciation for 2012 to range between 20% and 22% of contract drilling revenues. Finally, income tax expense is anticipated to range between 4 and 5% of contract drilling revenue. Please note the guidance above is based on current expectations and certain management assumptions, and is subject to change.

Conference Call

Pacific Drilling will conduct a conference call at 9:00 a.m. U.S. Central Daylight Time on Tuesday, March 27, 2012, to discuss second half and full year 2011 results. To participate, dial +1 719-325-2229 or 1-888-461-2014 and refer to confirmation code 7407715 approximately five to ten minutes prior to the scheduled start time of the call. The call will also be broadcast live over the Internet in a listen-only mode and can be accessed by a link posted in the “Events & Presentations” subsection of the “Investor Relations” section of the company’s website, www.pacificdrilling.com.

An audio replay of the conference call will be available after 12:00 p.m. U.S. Central Daylight Time on Tuesday, March 27, 2012, by dialing +1 719-457-0820 or 1-888-203-1112 and using access code 7407715. A replay of the call will also be available on the company’s website.

With its best-in-class drillships and highly experienced team, Pacific Drilling is a fast growing company that is committed to becoming the industry’s preferred ultra-deepwater drilling contractor. Pacific Drilling’s fleet of seven ultra-deepwater drillships will represent one of the youngest and most technologically advanced fleets in the world. The company currently operates four recently delivered drillships and has two additional drillships under construction and one on order at Samsung. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

Statements regarding the estimated duration of client contracts, contract dayrate amounts, future contract commencement dates and locations, backlog, timing and delivery of newbuilds, growth opportunities, market outlook and other statements that are not historical facts in this press release are forward-looking statements and are subject to certain risks, uncertainties and assumptions and consequently actual results may differ materially from those indicated or implied by such forward-looking statements. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands, except par value and share amounts)

	December 31,
	2011	2010
	(unaudited)
Assets:
Cash and cash equivalents	$107,278	$40,307
Restricted cash	168,681	6,987
Accounts receivable	62,578	17,527
Accrued interest on promissory notes from Joint Venture	—	5,487
Materials and supplies	42,986	7,955
Deferred financing costs	15,124	12,056
Current portion of deferred mobilization costs	54,523	—
Prepaid expenses and other current assets	10,376	3,878

Total current assets	461,546	94,197

Property and equipment, net	3,436,010	1,893,425
Investment in Joint Venture	—	46,832
Notes receivable from Joint Venture	—	139,882
Restricted cash	208,287	54,695
Deferred financing costs	32,386	42,891
Other assets	46,060	27

Total assets	$4,184,289	$2,271,949

Liabilities and shareholders’ equity:
Accounts payable	$26,845	$6,772
Accrued expenses	39,095	9,424
Current portion of long-term debt	218,750	50,000
Accrued interest payable	12,099	12,510
Derivative liabilities, current	20,466	—
Current portion of deferred revenue	28,829	1,009

Total current liabilities	346,084	79,715

Long-term debt, net of current maturities	1,456,250	400,000
Deferred revenue	73,110	11,946
Other long-term liabilities	34,772	5,081

Total long-term liabilities	1,564,132	417,027

Commitments and contingencies
Shareholders’ equity:
Common shares, $0.01 and $0.001 par value, 5,000,000,000 and 2,000,000 shares authorized, 224,100,000 and 1,920,761 shares issued, 216,900,000 and 1,920,761 shares outstanding as of December 31, 2011 and 2010, respectively	2,169	2
Additional paid-in capital	2,344,226	1,697,608
Accumulated other comprehensive loss	(60,284)	(13,458)
(Accumulated deficit) retained earnings	(12,038)	91,055

Total shareholders’ equity	2,274,073	1,775,207

Total liabilities and shareholders’ equity	$4,184,289	$2,271,949

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Consolidated Statements of Operations

(in thousands, except share and per share information)

	Six Months Ended December 31,		Years Ended December 31,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)
Revenues
Contract drilling	$65,431	$—	$65,431	$—

Costs and expenses
Contract drilling	(32,142)	—	(32,142)	—
General and administrative expenses	(28,802)	(11,893)	(52,614)	(19,715)
Depreciation expense	(11,303)	(222)	(11,619)	(395)

	(72,247)	(12,115)	(96,375)	(20,110)
Loss of hire insurance recovery	18,500	—	18,500	—

Operating income (loss)	11,684	(12,115)	(12,444)	(20,110)
Other income (expense)
Equity in earnings of Joint Venture	—	32,982	18,955	56,307
Interest income from Joint Venture	—	1,012	495	1,973
Interest expense	(10,079)	(644)	(10,384)	(858)
Other income (expense)	2,513	66	3,675	(62)

Income before income taxes	4,118	21,301	297	37,250
Income tax (expense) benefit	(3,608)	29	(3,200)	49

Net income (loss)	$510	$21,330	$(2,903)	$37,299

Earnings (loss) per common share, basic and diluted	$—	$0.14	$(0.01)	$0.25

Weighted average number of common shares, basic and diluted	211,785,326	150,000,000	195,447,944	150,000,000

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

	Six Months Ended December 31,		Years Ended December 31,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income (loss)	$510	$21,330	$(2,903)	$37,299
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest income from Joint Venture	—	(1,012)	(495)	(1,973)
Depreciation expense	11,303	222	11,619	395
Equity in earnings of Joint Venture	—	(32,982)	(18,955)	(56,307)
Amortization of deferred revenue	(8,566)	—	(8,566)	—
Amortization of deferred mobilization costs	4,288	—	4,288	—
Amortization of deferred financing costs	1,067	—	1,067	—
Deferred income taxes	(2,501)	(223)	(3,169)	(371)
Share-based compensation expense	1,865	(345)	4,471	65
Changes in operating assets and liabilities:
Accounts receivable	(41,526)	(17,527)	(45,051)	(17,527)
Materials and supplies	(16,385)	(7,911)	(35,031)	(7,955)
Prepaid expenses and other assets	(74,507)	(2,561)	(108,593)	(2,972)
Accounts payable and accrued expenses	30,703	6,203	39,437	6,252
Deferred revenue	38,321	12,955	97,550	12,955

Net cash used in operating activities	(55,428)	(21,851)	(64,331)	(30,139)

Cash flow from investing activities:
Capital expenditures	(550,145)	(657,902)	(1,539,630)	(883,853)
Increase in restricted cash	(263,013)	(60,915)	(315,286)	(60,967)

Net cash used in investing activities	(813,158)	(718,817)	(1,854,916)	(944,820)

Cash flow from financing activities:
Proceeds from issuance of common shares, net	50,331	—	625,816	—
Proceeds from long-term debt	769,000	450,000	1,275,000	450,000
Payments on long-term debt	(25,000)	—	(50,000)	—
Deferred financing costs	—	(57,995)	(6,803)	(57,995)
Proceeds from related-party loan	—	449,968	142,205	685,280
Payments on related-party loan	—	(69,444)	—	(69,444)

Net cash provided by financing activities	794,331	772,529	1,986,218	1,007,841

Increase in cash and cash equivalents	(74,255)	31,861	66,971	32,882
Cash and cash equivalents, beginning of period	181,533	8,446	40,307	7,425

Cash and cash equivalents, end of period	$107,278	$40,307	$107,278	$40,307

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Supplementary Data—Reconciliation of Net Income (Loss) to Pro Forma Net Income (Loss)

(in thousands, except per share information) (unaudited)

	Six Months Ended December 31,		Years Ended December 31,
	2011	2010	2011	2010
Net income (loss)	$510	$21,330	$(2,903)	$37,299

Pro forma adjustments:
Equity in earnings of Joint Venture (a)	—	(32,982)	(18,955)	(56,307)
Interest income from Joint Venture (b)	—	(1,012)	(495)	(1,973)
Interest expense (c)	—	644	305	858

Pro forma net income (loss)	$510	$(12,020)	$(22,048)	$(20,123)

Earnings (loss) per common share, basic and diluted	$—	$0.14	$(0.01)	$0.25

Pro forma adjustments per share:
Equity in earnings of Joint Venture (a)	—	(0.21)	(0.10)	(0.38)
Interest income from Joint Venture (b)	—	(0.01)	—	(0.01)
Interest expense (c)	—	—	—	0.01

Pro forma earnings (loss) per common share, basic and diluted	$—	$(0.08)	$(0.11)	$(0.13)

(a)	Reflects the pro forma elimination of our equity method share of earnings from Joint Venture.
(b)	Reflects the pro forma elimination of interest income on notes receivable from Joint Venture.
(c)	Reflects the pro forma elimination of interest expense incurred on a letter of credit agreement with Transocean directly related to the Joint Venture.